Exhibit 99.66

VERSES

VERSES Endorses White House Executive Order on Artificial Intelligence

The Company's Recently Released Report, "The Future of Global AI Governance," Provides Important Solutions

VANCOUVER, British Columbia, Nov. 01, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in biologically inspired distributed intelligence, provides commentary from Founder and CEO Gabriel René on the recently announced White House AI Executive Order on Safe, Secure and Trustworthy Artificial Intelligence.

"We were very encouraged to see the issuance of this Order," said Gabriel René, founder and CEO of VERSES. "For the past two years, we have been developing the IEEE socio-technical standards as tools to help ensure that AI systems are safe, secure, trustworthy and privacy-preserving. Our report, 'The Future of AI Governance,' offers a unique perspective on global artificial intelligence governance that combines the legal expertise of the world's largest law firm, Dentons, the AI acumen of VERSES and guidance on socio-technical standards from the Spatial Web Foundation.

"The Future of Global AI Governance" introduces a generation of socio-technical standards that we expect to help drive the global discourse on AI governance. New socio-technical standards can reshape how we confront the challenges of governing AI globally by addressing interoperability, explainability and the exponential advancement of AI systems toward greater intelligence and autonomy.

In addition, the report proposes an AI rating system that ranks the levels of intelligence and autonomy exhibited and provides potential corresponding governance frameworks at each level while addressing fundamental questions like:

- How can governments regulate AI systems on a path to regulating themselves?
- How can humans ensure AI alignment with our values, principles and laws?
- How can AI Governance enable fair and equitable services for all?
- How do we encode and enforce AI laws directly in AI systems themselves?

Last week, VERSES AI announced the launch of its intelligent software platform, Genius™, for exclusive private beta partners and will hold a demo of select Genius™ capabilities during a November 3rd webinar. "We believe that our First Principles approach, based on standards, utilizing natural computing and backed by neuroscience-based methods like Active Inference, is integral for the successful development of artificial general intelligence, often called the "Holy Grail of AI," said René.

Register for the Nov. 9th AI Governance Webinar:

https://www.verses.ai/ai-governance

Register for the Nov. 3rd Genius™, Intelligent Software Platform demo, Webinar:

https://event.webinarjam.com/register/255/69q31fw4

VERSES AI Corporate Update: https://www.verses.ai/press-2/verses-ai-q3-corporate-update

About VERSES

VERSES AI is a cognitive computing company specializing in next-generation artificial intelligence solutions. Our flagship offering, Genius™, is inspired by natural systems and human cognition. Genius can adapt, learn and integrate with the Institute of Electrical and Electronics Engineers' open spatial web standard P2874. Key features of Genius™ include generalizability, spatial web standards integration, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

About Dentons

Dentons is designed to be different. As the world's largest global law firm with 21,000 professionals in over 200 locations in more than 80 countries, Dentons can help you grow, protect, operate and finance your business. Dentons polycentric and purpose-driven approach, together with its commitment to inclusion, diversity, equity and ESG, ensures they challenge the status quo to stay focused on what matters most to you.

About the Spatial Web Foundation

The Spatial Web Foundation is a non-profit organization dedicated to the development and ethical use of technology, specifically in the creation and implementation of the Spatial Web protocol. The foundation's core initiatives include developing open standards and protocols, promoting interoperability, and educating the public and policymakers. We support transparency and accountability in the development and use of technology, promote responsible innovation, engage in dialogue and collaboration with various stakeholders, and adopt a proactive approach to addressing emerging ethical challenges. Ultimately, the Spatial Web Foundation seeks to create a more inclusive, accessible, and equitable internet that empowers individuals and communities to connect, create, and thrive.

On behalf of the Company
Gabriel René
Co-Founder & CEO
VERSES AI Inc.

&

Eric Holder
Director of Communications
VERSES AI Inc.

press@verses.ai

Investor Relations Inquiries

U.S. Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us

Canada Leo Karabelas, President, Focus Communications, info@fcir.ca

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the expectation that the Company's report will drive the global discourse on AI governance; the fact that the Company intends to conduct a webinar to show a demo of Genius'™ capabilities, and the timing thereof; the capabilities of Genius™; when the Genius™ beta rollout is expected to begin and the fact that early access will be provided to private beta partners and developers through the end of 2023; the expected timing of the public release of Genius™; and the fact that the Company seeks to contribute to a smarter and safer future for AI.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation: the assumption that the Company's report will drive global discourse on AI governance; that the Company's cost and timing expectations are accurate; that the webinar will proceed as currently expected by management; that Genius™ will be able to achieve the expected results; that the Company will be successful in the deployment of its resources and personnel; the Company's ability to develop and test the Genius™ technology within the anticipated timelines; that results of testing and development data will be consistent with anticipated results and estimates; that the Company will be able to roll out the Genius™ technology within the time frames expected; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing the Genius™ technology; and that the Company's technology will impact the AI market and the Company's success in the AI market as anticipated.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that the Company's report may not impact the global discourse on AI governance; the webinar may not occur as currently expected or at all; the Company's operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including the ability of the Company to develop and commercialize its products and the release and deployment of the Genius™ technology; political instability; unexpected development and production challenges; the Company could face technology or software disruptions; unanticipated costs; the Genius™ technology may fail to perform as expected; the results of the beta release of the Genius™ technology could fail to support the release of the technology to the public; the Company could face increased competition; the Company's technology could fail to impact the AI market as anticipated; the loss of key personnel; and the loss of key partnerships necessary for the Company to achieve its business objectives.

The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever,